

January 27, 2021

Brian Wendling
Chief Accounting Officer and Principal Financial Officer
Qurate Retail, Inc.
12300 Liberty Boulevard
Englewood, California 80112

> **Re: Qurate Retail, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Response dated January 6, 2021**
> **File No. 1-33982**

Dear Mr. Wendling:

We have reviewed your January 6, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 29, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Consolidated Statement of Operations, page II-32

1. We read your response to comment one. In future filings, if you exceed the new thresholds in Rule 1-02(w) of Regulation S-X then you should provide the information in Rule 4-08(g) of Regulation S-X or contact the Division of Corporation Finance Office of the Chief Accounant to discuss the possiblity of a potential waiver.

You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at (202) 551-3342 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services